Exhibit 1

For Immediate Release

Pointer Telocation Announces Death of Director

Rosh HaAyin, Israel December 1, 2015. Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR) – today announced with great sadness that Ms. Alicia Rotbard, a member of its board of directors, passed away following an illness.

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Fleet Management and Stolen Vehicle Recovery. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more.

Pointer Telocation's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel. For more information visit http://www.pointer.com